Correspondence

                                [NFE LETTERHEAD]


                                November 4, 2005

VIA FASCIMILIE AND EDGAR

Susan Min
Tangela Richter, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

     Re:  New Frontier Energy, Inc.
          Pre-Effective Amendment No. 1 to Form SB-2 (SEC File No. 333-128603)

Dear Ms. Richter,

     On behalf of New Frontier Energy, Inc. (the "Registrant"), I hereby request that Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, SEC File No. 333-128603 (the "Registration Statement") become effective at 2:00 p.m. (EST) on Wednesday, November 9, 2005, or as soon thereafter as possible.

     Please note that this letter will be filed with the Commission via EDGAR. If you have any questions or concerns, please contact me at the number listed above.

                                            Sincerely,

                                            /s/ Les Bates
                                            --------------------------
                                            Les Bates, Secretary